UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

_______________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

35,748,692
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

35,748,692
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,748,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

HC

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and restates the initial Statement on Schedule 13D filed March 14, 2003 (“Initial Schedule 13D”) of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc., as amended by Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), Amendment No. 6 filed January 16, 2008 (“Amendment No. 6”) and Amendment No. 7 filed September 19, 2008 (“Amendment No. 7”) (Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 collectively referred to herein as the “Previous Filings”).

Explanatory Note

This Amendment No. 8 is filed for the purpose of providing information regarding (i) the entry into an Amended and Restated Note Purchase Agreement, dated March 10, 2009, between the Issuer and Pyxis and (ii) the entry into a Second Amendment to Stock Purchase Agreement between the Issuer and Pyxis, dated March 10, 2009, each of which is more fully described in Item 4(a) below. In addition, this Amendment No. 8 restates certain information contained in the Previous Filings.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer. Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2000. During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc. Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide. Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc. Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2002. Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004. Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2004. Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the “Directors and Officers.” The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Directors and Officers is a citizen of the United States of America except for Eva Cheng, who is a citizen of the United Kingdom.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Craig V. Witcher and Michael A. Mohr are the members of the Board of Directors of Pyxis (the “Board”).

Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Douglas L. DeVos’ present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Michael A. Mohr’s title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc. Stephen A. Van Andel’s present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos’ present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Russell A. Evans, Michael A. Mohr, Kelly K. Savage, Alvin W. Koop and William R. Payne are executive officers of Alticor Inc. Russell A. Evans holds the positions of Executive Vice President and Chief Financial Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc., and Vice President, Treasurer and Chief Financial Officer of Solstice Holdings Inc. Michael A. Mohr’s title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc. Kelly K. Savage’s titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer) and Alticor Global Holdings Inc. Alvin W. Koop’s titles are Executive Vice President and Chief Operating Officer - Access Business Unit with Alticor Inc. and Alticor Global Holdings Inc., and he holds the positions of Executive Vice President and Chief Operating Officer with his employer, Access Business Group LLC, a manufacturing and distribution company and wholly-owned indirect subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001. William R. Payne is the Chief of Staff of Alticor Global Holdings Inc. and Alticor Inc. (his employer).

Solstice Holdings Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc. Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Russell A. Evans and Michael A. Mohr are executive officers of Solstice Holdings Inc. Russell A. Evans holds the positions of Executive Vice President and Chief Financial Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President, Treasurer and Chief Financial Officer of Solstice Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Global Holdings Inc. and Vice President and Secretary of Solstice Holdings Inc.

Alticor Global Holdings Inc. Directors and Officers: Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Judson C. Green are the members of the Board of Directors of Alticor Global Holdings Inc. Richard M. DeVos’ present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc. Stephen A. Van Andel’s present occupation is Chairman of Alticor Inc., Solstice Holdings

Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos’ present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Daniel G. DeVos’ present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503. Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas. David L. Van Andel’s present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546. Mr. Van Andel is also Chairman and CEO of the Van Andel Institute, which conducts biomedical research and promotes science education and science-related professions. The Van Andel Institute is located at 333 Bostwick Avenue NE, Grand Rapids, Michigan 49503. Barbara Van Andel-Gaby’s present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands. Peter Island Resort’s main offices are located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097. Emmanuel A. Kampouris is presently retired. James A. McClung’s present occupation is Vice Chairman of Charter Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611. Judson C. Green’s present occupation is President and CEO of Navigation Technologies Corporation, a provider of precision digital mapping information and enabling technology. Navigation Technologies Corporation is located at 222 Merchandise Mart Plaza, Chicago, Illinois 60654. The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include Eva Cheng and James B. Payne. Eva Cheng is the Executive Vice President and Manager - Greater China Region, of Alticor Global Holdings Inc. and is the Managing Director of Amway (China) Co., Ltd., her employer. Amway (China) Co., Ltd. is located at 41/F. Citic Plaza, 233 Tianhe North Road, Guangzhou, P.R.C. 510620. James B. Payne is the Executive Vice President and Managing Director - Amway and Quixtar, of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway Corporation, his employer, which is another of the Alticor Inc. subsidiary companies. Amway Corporation is located at 7575 Fulton Street East, Ada, Michigan 49355-001.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as set forth below, the source of Pyxis’ funds for the transactions described in Item 4 of this Amendment No. 8 was an intercompany loan from Alticor Inc. to Pyxis. Except as stated above, none of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. or the Directors and Officers contributed funds or other consideration in connection with these transactions.

Pursuant to the terms of a Stock Purchase Agreement between the Issuer and Pyxis, dated March 5, 2003 (as amended, the “2003 Stock Purchase Agreement,” filed hereto as Exhibit 99.1 and hereby incorporated by reference), Pyxis initially paid $7,000,0000 for 5,000,000 shares of the Issuer’s Series A Preferred Stock; this amount was subsequently increased to $9,000,000. On June 30, 2003, Pyxis loaned $595,336 to the Issuer in exchange for a promissory note convertible into the Issuer’s common stock (the “Common Stock”); on June 11, 2008, Pyxis converted this note into 943,032 shares of Common Stock. On August 17, 2006, Pyxis purchased 2,750,037 shares of Common Stock for $15,615,537. On June 11, 2008, Pyxis loaned $4,000,000 to the Issuer as part of a credit facility in exchange for a convertible promissory note. Each of the above transactions is further described in Item 4 below.

Item 4.	Purpose of Transaction.

Pyxis and its affiliates review their holdings in the Issuer on a continuous basis and, depending upon (1) the business prospects of the Issuer, (2) subsequent developments affecting the Issuer, (3) other investment and business opportunity available to Pyxis and/or its affiliates, (4) changes in law or government regulations, (5) the costs associated with maintaining the public listing of the Issuer, (6) the price and availability of the Common Stock, (7) global and U.S. stock market and economic conditions, (8) tax considerations and (9) other factors deemed relevant by Pyxis and/or its affiliates, may at any time determine to acquire or exercise rights to acquire additional shares of Common Stock, sell all or part of its holdings in the Issuer, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.

Such transactions may take place at any time with or without prior notice and may include, without limitation, (1) entering into one or more privately negotiated transactions for the purchase or sale of Common Stock or of additional debt securities or preferred stock convertible into Common Stock, (2) effecting open market purchases or sales of Common Stock, (3) making a tender or exchange offer for some or all of the Common Stock, (4) seeking a merger or other form of business combination involving the Issuer or shares of the Issuer’s Common Stock, or (5) taking other actions that could have the purpose or effect of directly or indirectly influencing control over the Issuer. Pyxis and its affiliates have engaged, and/or may in the future engage, legal, accounting and other advisors to assist it in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

(a)       On March 5, 2003, Pyxis and the Issuer entered into the 2003 Stock Purchase Agreement pursuant to which Pyxis purchased 5,000,000 shares of Series A Preferred Stock in a private placement. Pyxis acquired the securities for the purpose of obtaining control of the Issuer in order to develop and enhance Pyxis’ and its affiliates’ businesses related to nutrigenomics and dermagenomics. As of March 10, 2009, these shares would have been convertible into 28,160,200 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations, Preferences and Rights, which is filed hereto as Exhibit 99.2 and is hereby incorporated by reference. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders, except as provided below, as otherwise required by applicable law or as otherwise required by the Certificate of Designations, Preferences and Rights. As the sole holder of Series A Preferred Stock, Pyxis has the right to elect four out of the seven Issuer Directors. In connection with the 2003 Stock Purchase Agreement, Pyxis refinanced the Issuer’s indebtedness to Pyxis, exchanging previously issued promissory notes in the original aggregate principal amount of $2,000,000 for convertible notes in the same principal amounts, due December 31, 2007, bearing an interest rate of prime plus one percent. On December 17, 2007, Pyxis converted these notes, representing an aggregate principal amount of $2,000,000 and accrued interest of $39,679, into 3,190,988 shares of Common Stock.

Also pursuant to the 2003 Stock Purchase Agreement, on June 30, 2003, Pyxis extended a loan to the Issuer to enable the Issuer to repay the principal balance of $525,000 plus interest then due under promissory notes delivered by the Issuer in August 2002 in exchange for a $595,336 convertible note, due June 29, 2008, bearing an interest rate of prime plus one percent. On June 11, 2008, Pyxis converted $602,786 of these notes, consisting of the original principal amount of the convertible notes of $595,336 plus accrued and unpaid interest thereon, into 943,032 shares of Common Stock.

Pursuant to a Stock Purchase Agreement, dated August 17, 2006 (as amended, the “2006 Stock Purchase Agreement”), on August 17, 2006, Pyxis purchased 2,750,037 shares of Common Stock for $15,615,537 ($5.6783 per share). The purpose of the transaction was to provide the Issuer with additional working capital for operations and future growth, including in part through the purchase of the assets of Alan James Group, LLC (as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2006). In connection with the transaction, on January 31, 2007, the Issuer conducted a rights offering of 2,533,234 shares of Common Stock to existing shareholders (other than Pyxis) at $5.6783 per share. The foregoing description of the 2006 Stock Purchase Agreement is not intended to be complete and is qualified by the agreement itself, which is filed hereto as Exhibit 99.3 and incorporated herein by reference.

On August 17, 2006, Pyxis and the Issuer also entered into Amendment No. 5 to the Note Purchase Agreement between the parties, dated October 23, 2002 (the “Note Purchase Agreement”). Under that Amendment, Pyxis extended a credit facility to the Issuer in an aggregate amount not to exceed $14,384,463, bearing interest at a variable rate equal to the prime rate. The amount of the credit facility has been reduced by the $68,208 received by the Issuer in the rights offering. Promissory notes for any Issuer draws under the credit facility are convertible into Common Stock at a rate of $5.6783 per share. The purpose of extending the credit facility was to provide the Issuer with a financial resource on competitive lending terms so that the Issuer could better implement its business plans and growth strategies. On June 11, 2008, the Issuer made a draw of $4,000,000 under the credit facility. In connection with this loan, the Issuer issued Pyxis a convertible promissory note having an original principal amount of $4,000,000 and bearing interest at a variable rate equal to the prime rate. As of February 1, 2009, the principal and accrued and unpaid interest under the convertible promissory note would have been convertible into 708,137 shares of Common Stock. If the convertible promissory note is not converted, the principal is due and payable on August 16, 2011. Effective March 10, 2009, Pyxis and the Issuer amended and restated the terms of the Note Purchase Agreement (the “Amended and Restated Note Purchase Agreement”) to, among other things, provide for the complete terms of the parties’ respective obligations to one another and extend the term of the credit facility to March 31, 2010. The Issuer has $10,316,255 of remaining borrowing capacity under the credit facility through such date, on an as adjusted basis. On the same date, the parties entered into (i) a Second Amendment to Stock Purchase Agreement to remove all references to the credit facility, the terms of which are now provided for in the Amended and Restated Note Purchase Agreement and (ii) a Termination of Security Agreement to terminate Pyxis’ security interest in certain intellectual property assets of the Issuer granted as security for the Issuer’s debt obligations to Pyxis which have either been fully satisfied or converted into Common Stock. The foregoing descriptions of the Second Amendment to Stock Purchase Agreement and Amended and Restated Note Purchase Agreement are not intended to be complete and are qualified by the agreements themselves, which are filed hereto as Exhibits 99.3(iii) and 99.4 and incorporated herein by reference.

(d)       In connection with the 2003 Stock Purchase Agreement, the Issuer agreed to reduce the number of directors on its Board from six to five and granted Pyxis, as the sole holder of Series A Preferred Stock, the right to appoint four members (the “Series A Directors”). The original Series A Directors were George D. Calvert, Bert Crandell, Thomas R. Curran, Jr. and Beto Guajardo. Messrs. Crandell and Guajardo no longer serve on the Board.

On December 17, 2007, the Issuer entered into an Agreement to Lend Employee with Alticor Inc., effective July 3, 2007, pursuant to which Alticor Inc. loaned Mr. Curran to the Issuer to serve as the Issuer’s Interim Chief Executive Officer while a search was conducted for a permanent Chief Executive Officer. This agreement was terminated upon the hiring of Lewis H. Bender as the Issuer’s Chief Executive Officer.

Effective July 24, 2008, Pyxis, in its capacity as the sole holder of Series A Preferred Stock, executed a consent and waiver to the extent necessary to allow the Issuer to increase its number of Directors to seven and to permit the holders of Common Stock, voting together as a separate class, to elect each such additional director; provided, however, that pursuant to the consent and waiver, the newly created directorships resulting from the increase were filled solely by the Directors then in office.

As of March 10, 2009, the Series A Directors consisted of James M. Weaver (Chairman), Glenn S. Armstrong, Ph.D., and Messrs. Calvert and Curran. The remaining Directors are Mr. Bender, Mary E. Chowning and Kenneth S. Kornman, DDS, Ph.D.

(e)       The Series A Preferred Stock accrues dividends at the rate of 8% of the original purchase price per annum, payable only when, as and if declared by the Board and is non-cumulative. If the Issuer declares a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by the Issuer or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were the holders of the number of shares of Common Stock into which their respective shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock entitled to receive such distribution. As of March 10, 2009, in the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of the Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Issuer to the holders of the Common Stock by reason of their ownership thereof, $3.60 per share, plus all declared but unpaid dividends on such share for each share of Series A Preferred Stock then held by them. After receiving this amount, the holders of the Series A Preferred Stock will participate on an as-converted basis with the holders of Common Stock in any remaining assets of the Issuer.

(f)        Concurrent with the closing of the 2003 Stock Purchase Agreement, the Issuer entered into a license agreement with Access Business Group International LLC (“Access”), granting an exclusive license of all of its current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics (as amended, the “License Agreement”). Outside the field of nutrigenomics and dermagenomics, the Issuer granted a right of negotiation for the commercialization of all of its current and future intellectual property into products/services. Effective as of September 1, 2008, the parties amended the License Agreement to render the license non-exclusive, thereby generally allowing the Issuer to license its intellectual property to third parties in addition to Access; provided, however, that the Issuer agreed not to license its intellectual property to certain competitors of Access. The parties also amended the License Agreement to remove the right of first negotiation for the commercialization of all of the Issuer’s current and future intellectual property into products/services outside of the field of nutrigenomics and dermagenomics. The foregoing description of the License Agreement is qualified in its entirety by the full text of such agreement, which is incorporated by reference herein and is filed as Exhibit 99.5 hereto.

Access and the Issuer have also entered into a number of research collaboration agreements. Most recently, Access and the Issuer entered into a Research Agreement, dated February 25, 2008, pursuant to which the parties agreed to continue to jointly conduct research and development programs in exchange for the payment by Access of $1,200,000 for research funding. The parties also granted each other licenses of certain intellectual property rights. The agreement has expired and there are currently no effective research agreements between the parties.

(g)        On July 24, 2008, the Board amended and restated the Issuer’s bylaws to, among other things, amend certain voting thresholds of the Board in light of the increase in the number of directors from five to seven, clarify the manner in which stockholder proposals and nominations for director should be brought to the attention of the Issuer, and streamline the provisions relating to the duties and responsibilities of the committees of the Board. At least one member of each of the Audit Committee, Nominating Committee and Compensation Committee must be a Series A Director. The foregoing description of the Amended and Restated Bylaws of the Issuer is qualified in its entirety by the full text of such document, which is incorporated by reference herein and is filed as Exhibit 99.6 hereto.

Please also see Item 4 of this Amendment No. 8. Further reference is made to the 2003 Stock Purchase Agreement and Certificate of Designations, Preferences and Rights, which are filed as exhibits hereto.

Item 5.	Interest in Securities of the Issuer.

(a)       Pyxis beneficially owns 35,748,692 shares of the Issuer’s stock, which is 58.9% of the sum of the number of the Issuer’s Common Stock that was outstanding as of September 30, 2008 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2009), plus the number of shares that would have been outstanding upon conversion of all of the preferred stock and a convertible note held by Pyxis as of such date.

Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 35,748,692 shares of the Issuer’s stock.

The number of shares reported in this Item 5(a) includes 6,884,056 shares of Common Stock owned directly by Pyxis, 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock and 704,436 shares of Common Stock issuable to Pyxis upon conversion of a convertible note issued June 11, 2008 as described in Item 4(a) above, in each case as of September 30, 2008. In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 35,748,692 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer), (b) 28,160,200 shares reserved for issuance upon the conversion of the Series A Preferred Stock, and (c) 704,436 shares reserved for issuance upon the conversion of the convertible note.

The calculations in this Item 5(a) are based on the Issuer having 31,793,254 shares of Common Stock outstanding as of September 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders since September 30, 2008, except for the conversion of the Series A Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in response to Item 2 of this Amendment No. 8 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b)       Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds. Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

In addition, the information included in Item 4(a) above is incorporated herein by reference.

Except as described above, there have been no transactions in the Issuer’s Common Stock by any of the reporting persons during the past sixty (60) days.

(c)        None.

(d)        Not applicable.

(e)        Not applicable.

The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers. The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the 2003 Stock Purchase Agreement, on March 5, 2003, Pyxis and the Issuer entered into a Registration Rights Agreement, pursuant to which, since March 5, 2005, the Issuer has been obligated to register for resale the Common Stock issuable upon the conversion of the Series A Preferred Stock owned by Pyxis upon demand by Pyxis at any time. Upon such demand, the Issuer is obligated to use its reasonable best efforts to have the registration statement registering such securities declared effective within 120 days of filing it with the SEC. In addition, effective since March 5, 2005, the Issuer has been required to grant Pyxis unlimited “piggyback” registration rights, along with priority for such registration in certain circumstances. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of such document, which is incorporated by reference herein and is filed as Exhibit 99.7 hereto.

Further reference is made to Item 4 of this Amendment No. 8 and the documents filed hereto as exhibits, each of which is hereby incorporated by reference.

The response to this Item 6 for Alticor Inc., Alticor Holdings Inc. and the Directors and Officers is “Not Applicable.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number	Description
99.1

(i) Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii) Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

(iii) Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

99.2

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003).

99.3

(i) Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006).

(ii) First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

(iii)* Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.4

Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.(hereby incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed on March 13, 2009).

99.5

(i) Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii)** First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6	Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7

Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*	Filed herein.

**	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2009	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 26, 2009	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 26, 2009	SOLSTICE HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: March 26, 2009	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

EXHIBIT INDEX

Exhibit

Number	Description

99.1

(i) Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii) Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

(iii) Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

99.2

Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on March 5, 2003).

99.3

(i) Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 17, 2006).

(ii) First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

(iii)* Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.

99.4

Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc.(hereby incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed on March 13, 2009).

99.5

(i) Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii)** First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6	Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7

Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*	Filed herein.

**	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the SEC.